Joseph A. Herz

Tel (212) 801-6926

Fax (212) 805-5539

herzj@gtlaw.com

January 31, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Loan Lauren P. Nguyen, Special Counsel

Re:                          Boulevard Acquisition Corp.

Registration Statement on Form S-1

Filed January 13, 2014

File No.: 333-193320

Dear Ms. Nguyen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”).

This letter provides responses to the comments received on January 29, 2014 from the staff of the Division of Corporation Finance of the Commission (the “Staff”), relating to the Company’s Registration Statement filed on January 13, 2014 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement in response to the Staff’s comments.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as filed with the Commission.

General

1.              We note your disclosure throughout the prospectus that you may pursue acquisition opportunities in any industry.  However, in your response to us you also appear to state that you intend to focus on industries or sectors that complement the management

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team’s background.  Please revise your disclosure to clarify, if true, that you intend to focus on combinations that complement your management team’s background to allow investors to understand the potential nature of such combinations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 to delete the reference to focusing on industries or sectors that complement the management team’s background.

Summary, page 1

2.              We note your response to our prior comment 8 and reissue in part.  Please revise to disclose specific instances reflecting management’s experience, which includes Mr. Trevor, identifying businesses in similar acquisition transactions.  Furthermore, if management has no prior experience identifying businesses in similar acquisition transactions with other blank check companies, please disclose.  In this regard, please provide a discussion of prior transactions for each of your officers and explain in greater detail how those experiences relate to the process of identifying and selecting a business combination target by the registrant.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 2 and 68 of Amendment No. 1 to further describe Mr. Trevor’s transactional experience and to disclose that the Company’s management team does not have prior experience identifying businesses in similar acquisition transactions with other blank check companies.

Investment Criteria, page 3

3.              We note your response to our prior comment 11 and reissue in part.  Please elaborate on the “company specific analysis and due diligence review” you intend on conducting.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 3 and 69 of Amendment No. 1 to further describe the company specific analysis and due diligence review that the Company intends on conducting.

Initial Business Combination, page 4

4.              We note your disclosure that if your business combination involves more than one target business the 80% of net assets test will be based on the aggregate value of the target businesses “at the time of the agreement to enter into the initial business combination.”  Please revise your disclosure here and elsewhere as appropriate to state whether the multiple targets will be treated together as your “initial business combination” such that a tender offer or stockholder approval, as applicable, would address all such target businesses.

Response:

In response to the Staff’s comment, the Company has added disclosure on pages 4, 16 and 70 of Amendment No. 1 to disclose that the Company will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking stockholder approval, as applicable.

Proposed Business, page 68

5.              We note your response to our prior comment 18 and reissue in part.  In light of your response that you intend to focus on “industries or sectors that complement the management team’s background,” please clarify specifically what types of industries or sectors you refer to.  In this regard, we note that your executive team and board of directors have experience in varied fields, ranging from private equity to software.

Response:

In response to the Staff’s comment and as noted in the Company’s response to comment number one above, the Company has revised the disclosure on page 68 of Amendment No. 1 to delete the reference to focusing on industries or sectors that complement the management team’s background.

Conflicts of Interest, page 97

6.              We note your response to our prior comment 25 and find it unresponsive.  In light of your disclosure on page 68 that the Company “may acquire a company in which Avenue owns a debt position,” it appears that there is a significant potential for conflicts of interest.  Furthermore, our prior comment was not directed solely at the ownership of Avenue entities.  Please provide, for each executive officer, a list of entities for which a conflict of interest may or does exist concerning each company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities relative to your company.

Response:

The Company has revised the disclosure on pages 5 and 97 of Amendment No. 1 to specifically disclose that (i) the Company will need to receive the approval of its independent directors before entering into a definitive acquisition agreement with respect to a target company in which Avenue affiliated entities own debt, and (ii) neither the Company nor the Company’s executive officers have any existing obligations (contractual or otherwise) to prioritize, allocate or first offer business combination opportunities to any Avenue affiliated entities.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz
Shareholder

cc:                                Mr. Stephen S. Trevor, Boulevard Acquisition Corp.
Alan I. Annex, Esq., Greenberg Traurig, LLP